UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67533 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 Waltham Street
(No. and Street)

| Lexington | MA | 02421 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

| 53 State Street, 18th Floor | Boston | MA | 02109 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Scott Waxler _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LockeBridge Partners, Inc. _____, as of December 31 _____, 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____ 2/28/17
Signature

Managing Partner
Title



Notary Public 2/28/17

AARON M. DERDERIAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 17, 2020

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LockeBridge Partners, Inc.

Financial Statements
And Supplemental Information

Year Ended December 31, 2016

# LOCKEBRIDGE PARTNERS, INC.

## CONTENTS



# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
LockeBridge Partners, Inc.

We have audited the accompanying statement of financial condition of LockeBridge Partners, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of LockeBridge Partners, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.



Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ marcumllp.com

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements under Rule 15c3-3 (exemption) and Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption) (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of LockeBridge Partners, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Marcum LLP*

Boston, Massachusetts
February 27, 2017

LockeBridge Partners, Inc.
Statement of Financial Condition
December 31, 2016

**ASSETS**

Cash                                                    $       11,826

**LIABILITIES AND STOCKHOLDER'S EQUITY**

**Liabilities**
  Accrued Expenses                                              4,544

**Stockholder's Equity**

  Common Stock                                                     20
  $.01 par value, 2,000 shares authorized
  2,000 shares issued and outstanding

  Additional Paid In Capital                                   78,985
  Accumulated Deficit                                         (71,723)
      Total Stockholder's Equity                                7,282

**TOTAL LIABILITIES & STOCKHOLDER'S EQUITY**     $       11,826

The accompanying notes are an integral part of these financial statements

LockeBridge Partners, Inc.
Statement of Operations
Year Ended December 31, 2016

| | |
|---|---|
| **Revenue** | $0 |
| | |
| **Expenses** | |
| Banking Fees | 60 |
| Professional Fees | 11,450 |
| Rental Expense | 2,600 |
| Licensing and Registration | 2,410 |
| | |
| **Total Expenses** | 16,520 |
| | |
| **Net Loss** | $ (16,520) |

The accompanying notes are an integral part of these financial statements.

LockeBridge Partners, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2016

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Total Stockholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| **Balance at January 1, 2016** | 2,000 | $ 20 | $ 68,985 | $ (55,203) | $ 13,802 |
| Contributed Capital | | | 10,000 | | 10,000 |
| Net Loss | - | - | - | $ (16,520) | $ (16,520) |
| **Balance at December 31, 2016** | 2,000 | $ 20 | $ 78,985 | $ (71,723) | $ 7,282 |

The accompanying notes are an integral part of these financial statements.

LockeBridge Partners, Inc.
Statement of Cash Flows
Year Ended December 31, 2016

| | | |
|---|---|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Loss | $ | (16,520) |
| CHANGES IN OPERATING ASSETS AND LIABILITIES: | | |
| Accrued Expenses | | (47) |
| NET CASH USED IN OPERATING ACTIVITIES | | (16,567) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Capital Contribution | | 10,000 |
| NET DECREASE IN CASH | | (6,567) |
| CASH  BEGINNING OF YEAR | | 18,393 |
| CASH END OF YEAR | $ | 11,826 |

The accompanying notes are an integral part of these financial statements.

1. **Nature of Operations**

   LockeBridge Partners, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of SIPC and the Financial Industry Regulatory Authority, Inc. (FINRA). The Company engages in capital raising, brokering the sale and purchase of businesses and business consulting services.

2. **Summary of Significant Accounting Policies**

   *Basis of Presentation and Use of Estimates*
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   *Subsequent Events*
   Management has evaluated subsequent events through February 27, 2017, which is the date these financial statements were available to be issued.

   *Cash*
   Cash includes cash held with a financial institution and with a central registration depository ("CRD") account with FINRA.

   *Revenue Recognition*
   The Company enters into contracts with customers calling for consulting fees and commissions to be paid according to specific payment terms, as defined. Accordingly, the Company recognizes revenue when persuasive evidence of an arrangement exists, the services outlined in the contract have been performed, the price of the contract is fixed or determinable and collection is reasonably assured. No revenue was recognized in 2016.

   *Income Taxes*
   The Company has elected to be treated as an S Corporation for both federal and state income tax purposes whereby the stockholder reports all income and losses on his individual tax return. Accordingly, the accompanying financial statements reflect no provision for income taxes. The Company's income tax returns are subject to examination by taxing authorities, generally for three years after they were filed.

### 3. Subordinated Liabilities

The Company did not have any subordinated liabilities at any time during the year ended December 31, 2016.

### 4. Net Capital Requirements

As a broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $5,000 or one-fifteenth of aggregrate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016 the Company had net capital of $7,114 which was $2,114 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.64 to 1 as of December 31, 2016.

### 5. Related Party Transactions

The Company is co-located with a sister entity, LockeBridge, LLC (the "LLC"). Under a Management Services Agreement (the "Agreement") dated October 1, 2006, the LLC provides certain services to the Company relating to the use of its facilities. These amounts are paid monthly and are subject to periodic review. During 2016, the Company paid $2,600 to the LLC to cover these services.

### 6. Guarantees, Contingencies and Commitments

The Company has made no guarantees, does not have any pending lawsuits or arbitration claims, and has no commitments.

**LockeBridge Partners, Inc.**
**Computation of Net Capital  Under Rule 15c3-1**
**December 31, 2016**


## Schedule I

Capital:
|  |  |  |
|---|---|---|
| Total Stockholder's Equity |  | $  7,282 |

Less: non-allowable assets from the statement of financial condition
CRD Account ............................................................. 168

Net Capital ............................................................ 7,114

Minimum Net Capital Requirement
| 1/15 x aggregate indebtedness | $    303 |  |
| or minimum dollar net capital requirement | 5,000 | 5,000 |

Excess net capital ........................................ $   2,114

Aggregate Indebtedness ................................. $   4,544

Percentage of aggregate indebtedness to net capital .......... 63.87%


There are no material differences between this computation of net capital above and the amount reported on the December 31, 2016 unaudited Part IIA FOCUS report filing.

See report of independent registered public accounting firm.

**LOCKBRIDGE PARTNERS, INC.**
Schedule II
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS**
Under Rule 15c3-3 (Exemption)
December 31, 2016

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k)(2)(i).

**LOCKBRIDGE PARTNERS, INC.**
Schedule III
**INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS**
**Under Rule 15c3-3 (Exemption)**
**December 31, 2016**

Information relating to possession or control requirements is not applicable to LockeBridge Partners, Inc. as it qualifies for exemption under Rule 15c3-3 (k)(2)(i).

See report of independent registered public accounting firm.



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON ASSERTIONS REGARDING EXEMPTION PROVISIONS**

To the Stockholder of
LockeBridge Partners, Inc.

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) LockeBridge Partners, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which LockeBridge Partners, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) LockeBridge Partners, Inc. stated that LockeBridge Partners, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. LockeBridge Partners, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about LockeBridge Partners, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Marcum LLP*

Boston, MA
February 27, 2017



Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ marcumllp.com

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# Assertions Regarding Exemption Provisions

I, as member of management of LockeBridge Partners, Inc. ("the Company"), am responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertions:

## Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of 17 C.F.R. §240.15c3-3(k) by operating under the exemption provided by 17 C.F.R. § 240.15c3-3(k)(2)(i).

## Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2016.

**LockeBridge Partners, Inc.**

By:

_Scott Waxler_

Scott Waxler, President

February 27, 2017

(Date)